Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800

Facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

January 19, 2023

FOIA CONFIDENTIAL TREATMENT REQUEST

Confidential Treatment Requested by

Legato Merger Corp. II

777 Third Avenue, 37th Floor

New York, New York 10017

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO 17 CFR 200.83 WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].” THE OMITTED PORTIONS ARE BRACKETED AND HIGHLIGHTED IN THE UNREDACTED SUBMISSION FOR EASE OF IDENTIFICATION.

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Legato Merger Corp. II
Amendment No. 4 to Registration Statement on Form S-4/A Filed January 5, 2023 File No. 333-267393

Ladies and Gentlemen:

On behalf of Legato Merger Corp. II (the “Company”), we hereby respond as follows to the Staff’s comment letter, dated January 18, 2023, relating to the above-referenced Registration Statement on Form S-4/A (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 5 to the Registration Statement, a copy of which has been marked with the changes from Amendment No. 4 to the Registration Statement. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Registration Statement.

CONFIDENTIAL TREATMENT REQUESTED BY
LEGATO MERGER CORP. II

Securities and Exchange Commission

January 19, 2023

We are respectfully requesting continued confidential treatment for certain portions of this letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. § 200.83. Such request for confidential treatment has been made because of the commercially sensitive nature of certain of the information discussed in this letter. A redacted letter will be filed on EDGAR, omitting the confidential information contained in this letter. The Company respectfully requests that the Commission provide timely notice to the undersigned before it permits any disclosure of the bracketed and highlighted information contained in this letter.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Amendment No. 4 to Registration Statement on Form S-4/A filed January 5, 2023

3. Business Combinations, page 52

1.	We note your response to our comment number 3 and additional clarification provided in the telephonic conversation with the Staff on January 17, 2023. Please confirm that the accretion that results in the subsequent change in the carrying amount of the claim from the present value treatment on Day 1 is due to the basis difference that arose as a result of the difference between the fair value of the claim recognized and underlying proportional interest in the carrying amount of the claim on American Bridge’s books.

[***]

Legato II and Southland Executive and Director Compensation….., page 161

2.	Please update the compensation disclosure to include compensation for fiscal year ended December 31, 2022.

We have revised the disclosure on pages 161 through 164 of the Registration Statement as requested.

*************

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Gregory Monahan, CEO

CONFIDENTIAL TREATMENT REQUESTED BY
LEGATO MERGER CORP. II